                       SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C.

                                   Schedule TO

        Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the
                         Securities Exchange Act of 1934

                   NATIONAL MEDICAL HEALTH CARD SYSTEMS, INC.
                       (Name of Subject Company (Issuer))

                   NATIONAL MEDICAL HEALTH CARD SYSTEMS, INC.
                        (Name of Filing Person (Offeror))

                     Common Stock, par value $.001 per share
                         (Title of Class of Securities)

                                    636918302
                      (CUSIP Number of Class of Securities)

                                  James J. Bigl
                            President and Chief Executive Officer
                   National Medical Health Card Systems, Inc.
                              26 Harbor Park Drive
                         Port Washington, New York 11050
                                 (516) 626-0007
                    (Name, address, and telephone numbers of
                      person authorized to receive notices
                 and communications on behalf of filing persons)

                                    Copy to:
                             Steven I. Suzzan, Esq.
                           Fulbright & Jaworski L.L.P.
                                666 Fifth Avenue
                            New York, New York 10103

                            CALCULATION OF FILING FEE

   Transaction valuation: $50,000,005* Amount of filing fee: $6,335.00**

     *For purposes of calculating the Filing Fee, pursuant to Rule 0-11(b)(1) of the  Securities  Exchange  Act of 1934,  the  Transaction  Value was  calculated assuming that 4,545,455  shares of common stock,  par value $0.001 are purchased at the tender offer price of $11.00 per share in cash.

     ** The filing fee,  calculated in accordance with Rule 0-11, is $126.70 per million of the aggregate Transaction Value.

     [x] Check  the box if any part of the fee is  offset  as  provided  by Rule
0-11(a)(2)  and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $6,335.00        Filing Party: National Medical Health
                                                        Card Systems, Inc.
Form or Registration No.: 5-58937        Date Filed: February 19, 2004

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ] third-party tender offer subject to Rule 14d-1.
[X] issuer tender offer subject to Rule 13e-4.
[ ] going-private transaction subject to Rule 13e-3.
[ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

                                 EXHIBIT INDEX

EXHIBIT 99  Presentation at Lehman Brothers Seventh Annual Global Healthcare
               Conference on March 5, 2004

                                                                     EXHIBIT 99

                   NATIONAL MEDICAL HEALTH CARD SYSTEMS, INC.
                                 (NASDAQ: NMHC)

                                LEHMAN BROTHERS
                  SEVENTH ANNUAL GLOBAL HEALTHCARE CONFERENCE
                                   MIAMI, FL
                                   MARCH 2004

                                      NMHC
                                      ----

                             SAFE HARBOR STATEMENT

     THIS SLIDE PRESENTATION CONTAINS FORWARD-LOOKING  PROJECTIONS WHICH INVOLVE
KNOWN AND UNKNOWN RISKS AND UNCERTAINTIES OR OTHER FACTORS THAT MAY CAUSE ACTUAL
RESULTS,  PERFORMANCE OR ACHIEVEMENTS TO BE MATERIALLY DIFFERENT FROM ANY FUTURE
RESULTS,   PERFORMANCE   OR   ACHIEVEMENTS   EXPRESSED   OR   IMPLIED   BY  SUCH
FORWARD-LOOKING  STATEMENTS.  FOR A DISCUSSION OF SUCH RISKS AND  UNCERTAINTIES,
INDCLUDING  BUT NOT  LIMITED TO RISKS  RELATING TO DEMAND,  PRICING,  GOVERNMENT
REGULATION,   ACQUISITIONS  AND  AFFILIATIONS,  THE  MARKET  FOR  PBM  SERVICES,
COMPETITION  AND OTHER  FACTORS,  READERS  ARE  URGED TO  CAREFULLY  REVIEW  AND
CONSIDER VARIOUS DISCLOSURES MADE BY NMHC IN THE COMPANY'S ANNUAL REPORT ON FORM
10K FOR THE FISCAL YEAR ENDED JUNE 30, 2003 AND OTHER  SECURITIES  AND  EXCHANGE
COMMISSION FILINGS.

                                  NMHC FAMILY

        ------------    ----------    ---------      ----------------
       /NMHC ASCEND/   /NMHC MAIL/   / NMHC RX/     / NMHC INTEGRAIL/
       ------------    ----------    ---------      ----------------

                                Mission Statement

     The mission of NMHC is to improve our  members'  health  through the timely delivery of  effective  pharmaceutical  care and health  information  management solutions.

NMHC
Total Healthcare Solutions

Superior Cost Performance*

Outperforms the industry

% Drug Cost Increase
16%
14%
12%
10%
8%
6%
4%
2%
0%
17.0%
13.2%
15.7%
12.2%
14.2%
10.2%
2000
2001
2002
Industry
NMHC

* As of December 31, 2002. Source: IMS Health; Analyst Reports; Company Data, ESI 2002 Trend Report

4

NMHC

Total Healthcare Solutions

NMHC Performance

($ Millions)
$70.2
$95.5
$128.3
$167.7
$272.1
$459.8
$573.3
$1.5 $1.5
$1.9 $0.8
$3.1 $1.9
$3.2 $1.6
$3.7 $1.2
$11.1 $4.5
$16.3 $6.4
FY97 FY98 FY99 FY00 FY01 FY02 FY03
EBITDA* Net Income Revenue

*Reconciliation to public financials included at the conclusion of the presentation

5

                                NMHC PERFORMANCE

         o > 25% FY '04 Earnings Growth Guidance
         o Returns on Assets 4.5%
         o Returns on Equity 24.1%
         o Capital Expenditures 1.2% of Revenue *
         o Net Income Up 35% Year Over Year*
         o Free Cash Flow ** $8.2 million *

______
*  1st six months of fiscal year 2004
** Defined as operating cash flow less capital expenditures and dividends

NMHC
Total Healthcare Solutions

Financial Results

($ and scripts in thousands except per share)

	FY 2000	FY 2001	FY 2002	FY 2003	FY2004* (YTD)
Revenue	$167,676	$272,119	$459,832	$573,266	$314,725
Gross Margin	8.5%	8.3%	7.6%	8.3%	9.3%
EBITDA**	$3,242	$3,709	$11,133	$16,257	$9,546
Diluted EPS	$0.24	$0.16	$0.56	$0.80	$0.45
Adjusted Scripts	4,314	7,890	16,460	17,400	9,393

*First six months of fiscal 2004
**Reconciliation to public financials included at the conclusion of the presentation

7

NMHC
Total Healthcare Solutions

Financial Results

($ in thousands)

	12/31/03	6/30/03	12/31/02
Cash & Cash Equivalents	$ 7,019	$ 5,222	$ 1,458
Total Current Assets	101,478	92,155	92,126
Total Assets	171,353	156,740	156,624
Total Current Liabilities	132,939	124,722	127,872
Total Liabilities	137,492	128,314	131,677
Total Stockholders' Equity	33,861	28,426	24,947

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NMHC

Total Healthcare Solutions

Client Profile

- Top 10 Clients equal 30% of total gross profit

Approximate Revenue Composition
Other
10.7%
Managed Care
30.6%
Taft-Hartley
28.0%
Third Party
Administrators
30.7%

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                               INDUSTRY DYNAMICS
                               -----------------

        o 100+ PBMs (Oligopoly Industry)
        o $182.7 Billion Drug Spend in 2002
        o $20 Billion Estimated Specialty Drug Spend in 2002, and is Expected
            to Double in the Next Three to Five Years*
        o $33.5 Billion Mail Order Drug Spend in 2002, up 21.7%*
        o Pending Acquisitions
        o Continued Legal and Regulatory Scrutiny
        o Changing Business Practices
        o Expansion into New Service Areas (e.g., Medicare)

____________

* IMS Health, NACDS

                               MARKET REQUIREMENTS

        o Brand Recognition (Safety/Accountability)
        o Service
           - Access
           - One-Stop Shopping
           - Solid Execution
           - Outstanding Reporting
           - Flexible and Customizable
        o Cost
           - Price versus Cost
           - Effect of Scale

                                  MARKET NICHE

        o Multi-Employer Trust Funds/Unions
        o Third Party Administrators
        o Regional/Local Managed Care Organizations

                             COMPETITIVE ADVANTAGES

        o Service Levels
        o Relationships
        o Risk Management - Managing Cost
        o Actionable Information
        o Technology Infrastructure
        o Targeted and Customized Business Model
        o Contracting Model(s)
        o Pricing

                                   FAST FACTS

        Founded in 1981
        Nationwide Service Center Support Network
        94.5% of ALL Retail Pharmacies Nationwide
        Five-year Organic Growth Rate of 30%
        Profitable Every Year Since 1996
        Five Acquisitions in Three+ Years
        Leading Edge Technology (Scaleable, Robust, Reliable and Redundant)
        Full Service Provider
        Over 300 Employees
        Service Over 6.4 Million Members Nationwide
        SAS 70 Certified

     Portland  Maine.  NMHC Ascend  Specialty  Pharmacy.  Supports  infertility, growth hormone,  HIV/AIDS,  RSV,  transplant and  compounding.  Upcoming therapy areas  include MS,  Hepatitis  C,  Hemophilia,  Rheumatoid  Arthiritis,  Crohn's
Disease,  Oncology and Gaucher's  Disease,  Strong  contracts and an outstanding service reputation.

     Miramar,  Florida.  NMHC Mail.  State-of-the-art  imaging,  electronic pill counting and conveyor  based system capable of handling at least three times our current  volume.  Move of captive  business  expected  to be complete by July 1,
2004.

     Latham, NY. NMHC Integrail,  Corporate Call Center,  Clinical,  and Account
Services.

     Little Rock,  Arkansas.  Corporate Call Center,  Disaster Avoidance Center,
Member Communication Center, Clinical, and Account Services.

     Port Washington, NY. Headquarters,  Clinical, Account Services, Accounting,
Data Center, Information Services, Legal, and Human Resources.

                               MAJOR INITIATIVES

        o Sales Force Build-Out (Pipeline Growth)
        o Mail Order Move
        o Specialty Pharmacy
        o Inegrail - Expansion of Risk Management Services

        > Acquisitions

NMHC
Total Healthcare Solutions

Sales Force Build-Out

1
2
1
1
4
3
5
1
2
1
2
4
1
1
1
1
9
2003 Sales Force
22
2004 Sales Force

17

                               INVESTMENT PARTNER

        o New Mountain Capital
        o $80 million, 5.25% Average 10-Year Preferred Stock,
           $50 million Company self-tender
        o Will resolve Brodsky family overhang, bring new capital
           ($30 million), and add significant quality institutional sponsorship and rsources
        o Shareholder Meeting March 18.  Tender offer closes March 19.

                               INVESTMENT THESIS               FORTUNE'S 27th
                                                               FASTEST GROWING
                                                                   COMPANY

        o Strong Industry Characteristics
        o Attractive and Defensible Niche Markets
        o Flexible and Powerful Business Model
        o Substantial and Sustainable Competitive Advantages
        o Scale and Scalability
        o Proven Management and Track Record

                        EBITDA RECONCILIATION

     Three of the  Company's  financial  covenants  under its  revolving  credit facility  ("Facility")  are based upon the  EBITDA  (earnings  before  interest, taxes,  depreciation and  amortization)  generated by the Company over specified periods  of time.  These  covenants,  EBITDA  for the  current  fiscal  quarter, interest  coverage  ratio,  and debt service  coverage  for the previous  twelve months, are evaluated by the Lender as a measure of the Company's  liquidity and its  ability  to meet all of its  operations  plus or minus the net  changes  in assets and liabilities and the changs in certain non-cash reconciling items from net cash from operations to net income over the reported  periods.  While EBITDA is not a measure of financial performance nor liquidity under generally accepted accounting principles,  it is provided as information for investors for analysis purposes in light of the financial  covenants  referred to above.  EBITDA is not meant to be considered a substitute or replacement for net income as prepared in accordance with accounting principles generally accepted in the United States.

NMHC

Total Healthcare Solutions

EBITDA Reconciliation

	Fiscal Year Ending June 30,							
	1997	1998	1999	2000	2001	2002	2003	2004*
Cash Flow From Operations	$3,494	$922	$1,523	$5,803	$12,091	$12,415	$15,685	$12,098
Provision for Income Taxes	(190)	569	976	1,247	843	2,900	4,602	2,696
Other (Income) Expenses, Net	(43)	181	(592)	(922)	(877)	502	804	262
Net Change in Assets and Liabilties	(1,849)	737	2,237	(884)	(6,644)	(4,404)	(4,613)	(5,064)
Non-Cash Items to Reconcile Net Cash From Operations to Net Income	85	(474)	(1,049)	(2,002)	(1,704)	(280)	(221)	(446)
EBITDA	$1,497	$1,935	$3,095	$3,242	$3,709	$11,133	$16,257	$9,546

* First six months of fiscal 2004

21